UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM U-3A-2/A
                               AMENDMENT NUMBER 1

        STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
                           FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      TO BE FILED ANNUALLY PRIOR TO MARCH 1

                       MIDAMERICAN ENERGY HOLDINGS COMPANY
                            MIDAMERICAN FUNDING, LLC
                                    MHC INC.

each hereby files jointly with the Securities and Exchange Commission, this amendment on Form U-3A-2/A which amends the Form U-3A-2 filed on March 12, 1999 by claimants to amend: items 4(c), 4(d) and Exhibits A, B and C.

4 (c)

     Type and amount of capital invested, directly or indirectly, or any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company (dollars in thousands):

     (1)  Visayas Geothermal Power Company

               Partners capital                                   $   92,394
               Debt                                               $        -

     (2)  CE Luzon Geothermal Power Company Inc.

               Common stock                                       $  131,638
               Debt                                               $        -

     (3)  CE Cebu Geothermal Power Company Inc.

               Common stock                                       $  89,979
               Debt                                               $       -

     (4)  CE Casecnan Water and Energy Company, Inc.

               Common stock                                       $ 124,592
               Debt                                               $       -

     (5)  Himpurna California Energy Ltd.

          This information filed confidentially pursuant to Rule 104 under the Public Utility Holding Company Act of 1935, as amended.

     (6)  Northern Electric, plc

               Common stock                                       $  544,662
               Debt                                               $        -

4 (d)

     Capitalization and earnings of the EWG or foreign utility company during the reporting period (dollars in thousands):

     (1)  Visayas Geothermal Power Company

               Capitalization                                     $  246,200
               Earnings                                           $   48,091

     (2)  CE Luzon Geothermal Power Company Inc.

               Capitalization                                     $  387,358
               Earnings                                           $   29,234

     (3)  CE Cebu Geothermal Power Company Inc.

               Capitalization                                     $  238,656
               Earnings                                           $    1,707

     (4)  CE Casecnan Water and Energy Company, Inc.

               Capitalization                                     $  470,798
               Earnings                                           $      384

     (5)  Himpurna California Energy Ltd.

          This information filed confidentially pursuant to Rule 104 under the Public Utility Holding Company Act of 1935, as amended.

     (6)  Northern Electric, plc

               Capitalization                                     $1,783,503
               Earnings                                           $   49,058


Exhibit A

     Exhibit A-1, pages 1 through 9, shows consolidating statements of income and retained earnings of MidAmerican Energy Holdings Company (formerly CalEnergy Company, Inc.) for its material operating subsidiaries for the year ended December 31, 1998 together with consolidating balance sheets of MidAmerican Energy Holdings Company and its material operating subsidiaries as of December 31, 1998.

     Exhibit A-2, pages 1 through 3, shows consolidating statements of income and retained earnings of MHC Inc. (formerly MidAmerican Energy Holdings Company) for its material operating subsidiaries for the year ended December 31, 1998 together with consolidating balance sheets of MHC Inc. and its material operating subsidiaries as of December 31, 1998 (previously filed as Exhibit A to the Form U-3A-2 filed by MHC Inc. on February 26, 1999 but reclassified to conform to the information presented in Exhibit A-1).

Exhibit A filed confidentially pursuant to Rule 104 under the Public Utility Holding Company Act of 1935, as amended.

Exhibit B

     A consolidated financial data schedule will accompany the filed version of this form when filed with the Commission on EDGAR.

Exhibit C

     A listing showing foreign utility companies and exempt wholesale generators owned by claimants.

Each of the above named claimants has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of May, 1999.


                                           MidAmerican Energy Holdings Company
                                           MidAmerican Funding, LLC
                                           MHC Inc.




                                           By  /s/ Patrick J.Goodman
                                           ---------------------------------
                                                   Patrick J.Goodman
                                                   Senior Vice President and
                                                   Chief Financial Officer



Attest:

/s/ Paul J. Leighton
--------------------
Paul J. Leighton
Vice President, Assistant General Counsel
  And Assistant Corporate Secretary

All notices and correspondence concerning this statement should be addressed to:

Paul J. Leighton
Assistant General Counsel
MidAmerican Energy Holdings Company
P.O. Box 657
Des Moines, IA  50303-0657

                      MIDAMERICAN ENERGY HOLDINGS COMPANY
                                 FORM U-3A-2/A
                                    EXHIBIT C



1. CE Power Inc. ( 35% ownership in), CE Electric Inc. (35% ownership in) and Kiewit Energy UK Inc. (30% ownership in)
     A. CE Electric UK Funding Company
        I. CE Electric UK Holdings
           a. CE Electric UK plc
              I. Northern Electric plc (FUCO)

2.   CE International Investments Inc.
     A. CE Philippines Ltd.
        I. CE Cebu Geothermal Power Company Inc. (FUCO)
     B. CE Indonesia Ltd. (50% ownership in)
        I. Himpurna California Energy Ltd. (FUCO) (see 3.B.I.)
     C. CE Mahanagdong Ltd.
        I. CE Luzon Geothermal Power Company, Inc. (90% owned) (FUCO)
     D. CE Casecnan Ltd (49% owned)
        I. CE Casecnan Water and Energy Company, Inc. (70% owned)
           (FUCO) (see 3.A.I.)

3.   Kiewit Energy Pacific Holdings Corp
     A. CE Casecnan Ltd. (51% owned)
        I. CE Casecnan Water and Energy Company, Inc. (70% owned)
           (FUCO)(see 2.D.I.)
     B. Kiewit Energy International (Bermuda) Ltd. (50% ownership in)
        I. Himpurna California Energy Ltd. (FUCO) (see 2.B.I)

4. Tongonan Power Investment, Inc. (1% ownership in), Magma Netherlands B.V. (99% ownership in)
     A. Visayas Geothermal Power Company (FUCO)

 See items 1(B) and 1(C) of U-3A-2 as filed on March 12, 1999 for a listing of additional subsidiaries of MidAmerican Energy Holdings Company .

*All ownership percentages are 100% unless otherwise indicated.